SEC Mail
Mail Processing
Section

MAR 02 2009

Washington, DC
106

AB#
3/10

UNIT[...]
SECURITIES AND E[...]
Washington, D.C. 20549

09059099

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39716

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANYAN SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Drakes Landing Road, Suite 125
(No. and Street)

Greenbrae, (City) California (State) 94904 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bruce E. Neff (415) 461-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name – *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200, Walnut Creek, CA 94596
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce E. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BANYAN SECURITIES, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Marin

Subscribed and sworn to (or affirmed) before me on this 23 day of February, 2009, by Bruce E. Neff ______, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

STACY L. SODERBORG
Commission # 1584040
Notary Public - California
Marin County
My Comm. Expires Jun 29, 2009

(Seal) Signature ______

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2008

BANYAN SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596
tel 925.946.1300
fax 925.947.1700
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Banyan Securities, LLC:

We have audited the accompanying statement of financial condition of Banyan Securities, LLC (the "Company"), as of December 31, 2008. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Banyan Securities, LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 25, 2009

BANYAN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

ASSETS		
Cash	$	123,787
Receivables from clearing broker, including clearing deposits of $100,000		1,282,561
Securities owned, at fair value		149,189
Receivables from members		293,200
Due from related party		92,500
Other assets		53,505
	$	1,994,742
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	294
Accounts payable and accrued expenses		562,888
Commissions payable		155,935
Deferred rent		17,561
Total liabilities		736,678
Members' equity		1,258,064
	$	1,994,742

See accompanying notes to statement of financial condition.

1. Summary of Significant Accounting Policies

Organization and Nature of Business

Banyan Securities, LLC (the "Company") is a limited liability company organized under the laws of the State of California. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), engaging in the general securities industry, with customers across the United States. The term of the Company is until December 31, 2025, but may be terminated earlier as set forth in its operating agreement (the "Agreement").

Basis of Presentation

The statement of financial condition is presented using U.S. generally accepted accounting principles ("U.S. GAAP"). Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the statement of financial condition and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Securities Transactions

Transactions in securities and related gains and losses are recorded on a trade-date basis. Investments in marketable securities owned and marketable securities sold, not yet purchased, consist of common stocks of U.S. companies and are valued at fair value.

Valuation of Investments in Securities and Securities Sold Short at Fair Value - Definition and Hierarchy

The Company adopted the provisions of SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), effective January 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. SFAS No. 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Summary of Significant Accounting Policies (continued)

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Depreciation and Amortization

Depreciation and amortization are provided using the straight-line method. The cost of furniture and equipment is depreciated over the estimated useful lives of five to seven years. Leasehold improvements are amortized over the useful lives of the assets or the lease term, if shorter. At December 31, 2008, furniture, equipment, and leasehold improvements with a total cost of $252,669 had been fully depreciated and amortized.

Income Taxes

Limited liability companies ("LLCs") are not taxable entities and are treated in the same manner as a partnership for federal and state income tax purposes. Federal and state income tax statutes require that the income or loss of the LLCs be included in the tax returns of the individual members.

The Company adopted FASB Staff Position No. FIN 48-3, which allows certain nonpublic entities to defer the effective date of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), until the annual financial statements for fiscal years beginning after December 15, 2008. The Company elected to apply the deferral and will adopt the provisions of FIN 48 effective for the annual financial statements for the year ending December 31, 2009. The Company's accounting policy for evaluating uncertain tax positions during financial statement periods subject to the deferral of FIN 48 is based on the recognition and disclosure criteria for loss contingencies under Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies". There are no loss contingencies for uncertain tax positions that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2008
Assets				
Securities owned, at fair value	$ 149,189	$ -	$ -	$ 149,189
Liabilities				
Securities sold, not yet purchased, at fair value	$ 294	$ -	$ -	$ 294

3. Limitation of Members' Liability

The debts, obligations and liabilities of the Company shall solely be the debts, obligations and liabilities of the Company and no member shall be obligated personally for any such debt, obligation or liability solely by reason of being a member, except for any debts, obligations and liabilities that may arise from a regulatory agency.

4. Members' Equity

Contributions and distributions by members may be made from time to time with the consent and approval of a majority interest of the members as set forth in the Agreement. Profits and losses are, in general terms, allocated to the members on a pro rata basis based on their respective membership interest. Managing members have additional rights, powers, and authority as part of their ownership interest in the Company.

Members plan to receive distributions over the next six months, reflecting a partial distribution of the Company's profits.

5. Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through National Financial Services LLC on a fully disclosed basis. The amounts receivable from the clearing broker relate to the aforementioned transactions.

The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company has a policy of reviewing, as considered necessary, the credit standing of each broker with which it conducts business.

6. Commitments and Contingencies

Clearing Broker Agreement

The Company's agreement with its clearing broker requires the Company to maintain minimum net capital, as defined by the Uniform Net Capital Rule 15c3-1, of at least $100,000, an aggregate indebtedness ratio, also defined, not to exceed 10 to 1, and a minimum deposit of cash or securities totaling $100,000. Commissions receivable from the clearing broker may be applied to satisfy the deposit requirement.

Leases

The Company leases office space pursuant to a long-term lease agreement under a non-cancelable lease with minimum annual rental payments. The lease is subject to escalation clauses, operating expenses and real estate taxes. A portion of the office space is subleased to other companies.

At December 31, 2008, the Company's remaining future minimum lease commitments and sublease income are as follows:

	Minimum Annual Rental Payments	Minimum Sublease Income	Net
2009	$ 204,569	$ 74,949	$ 129,620

7. Profit Sharing Plan

The Company has a qualified retirement multiemployer plan, commonly referred to as the 401(k) Plan (the "Plan"), which covers substantially all of its full-time employees who have at least 1,000 hours of service with the Company.

The Plan includes employee contributions and matching contributions by the Company, subject to certain limitations. In addition, the Company may contribute additional amounts to its Plan, at its discretion, based on its profits for the year. The Company contributed approximately $50,000 to the Plan for the year ended December 31, 2008 on behalf of its employees. Additionally, the members of the Company voluntarily elected to contribute approximately $309,000 to the Plan for the year ended December 31, 2008.

8. Related Party Transactions

One of the members of the Company is the general partner of Touchstone Advisors, L.P. ("Touchstone"), which is the general partner of Touchstone Investments, L.P., Benedictine Partners, L.P. and Cistercian Partners, L.P.

The Company permits employees of Touchstone to participate in the Plan. The due from related party balance on the statement of financial condition consists of Plan contributions due from Touchstone, which the Company had contributed to the Plan on behalf of the Touchstone employees as of December 31, 2008.

The receivable from members balance on the statement of financial condition represents amounts due to the Company by its members. This balance primarily relates to contributions made by the Company to the Plan on behalf of its members for the year ended December 31, 2008.

9. Financial Instruments with Off-Balance Sheet Risk

The Company engages in short selling activities, wherein it borrows securities and sells them to third parties. Until the Company covers its short sales, it is exposed to market risk to the extent that subsequent market fluctuations may require purchasing securities sold, not yet purchased, at prices that may be significantly higher than the market value reflected in the statement of financial condition. The Company's marketable securities owned and receivable from clearing broker-dealer may be restricted to the extent of the value of the short securities.

10. Subsequent Events

From January 1, 2009 through February 25, 2009, the Company made an equity distribution of approximately $450,000 to members on January 13, 2009.